N-SAR Item 77.I. Terms of New or Amended Securities

     Effective December 3, 2008, no investments for new accounts were permitted in Class T of the Dreyfus Enterprise Fund and Dreyfus Natural Resources Fund (together, the “Funds”), each a series of Dreyfus Opportunity Funds, except that participants in certain group retirement plans were able to open a new account in Class T of the Funds, if the Funds were established as an investment option under the plans before December 3, 2008. After February 4, 2009 (the “Effective Date”), subsequent investments in each Fund’s Class A shares made by holders of such Fund’s Class T shares who received Class A shares of the respective Fund in exchange for their Class T shares will be subject to the front-end sales load schedule currently in effect for Class T shares. Otherwise, all other Class A share attributes will be in effect.

     Effective on the Effective Date, each Fund issued to each holder of its Class T shares, in exchange for said shares, Class A shares of such Fund having an aggregate net asset value equal to the aggregate net asset value of the shareholder’s Class T shares. Thereafter, the Funds no longer offered Class T shares.

     These changes, with respect to each Fund, were reflected in a Post Effective Amendment to the Trust’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on January 28, 2009.